Paramount Group, Inc. 1633 Broadway, Suite 1801 New York, NY 10019 Tel 212-237-3100

October 9, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Re:	Paramount Group, Inc.

Form 10-K for the year ended December 31, 2017

Filed February 15, 2018

Form 8-K filed August 1, 2018

File No. 001-36746

Dear Ms. Monick,

The following letter sets forth our response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s letter dated September 25, 2018 (the “Comment Letter”) to Mr. Wilbur Paes, Executive Vice President, Chief Financial Officer and Treasurer of Paramount Group, Inc. (the “Company”), with respect to the Company’s Form 10-K for the year ended December 31, 2017, filed on February 15, 2018, and Form 8-K filed on August 1, 2018. For ease of reference and to facilitate the Staff’s review, the Company has included in italics, the Staff’s comment before its response.

Ms. Jennifer Monick Assistant Chief Accountant Office of Real Estate and Commodities Securities and Exchange Commission October 9, 2018 Page 2

Form 8-K filed August 1, 2018

Exhibit 99.2

Guidance, page 6

1.

We note your response to our prior comment 1. We continue to believe that guidance provided on PGRE’s share of Cash NOI and NOI are non-GAAP measures. Please tell us in your response how you plan to address Item 10(e)(1)(i)(B) of Regulation S-K.

The Company acknowledges the Staff’s comment and notes that, to the extent a reconciliation can be prepared without unreasonable effort, the Company will provide a reconciliation of its share of estimated net income or loss to Net Operating Income (“NOI”) and Cash NOI in future filings where such guidance assumptions are provided. To the extent a reconciliation cannot be prepared without unreasonable effort, the Company will disclose such fact in future filings that are subject to Item 10(e) of Regulation S-K. The disclosure would also identify the information that is unavailable and its probable significance in a location of equal or greater prominence pursuant to Question 102.10 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Any questions or comments with respect to the foregoing may be communicated to Wilbur Paes, Executive Vice President, Chief Financial Officer and Treasurer at (212) 237-3122.

Sincerely,

/s/Wilbur Paes

Wilbur Paes

Executive Vice President, Chief Financial Officer and Treasurer

Cc:	Howard Efron

Patrick Henry

Karen Cronin

(Deloitte & Touche LLP)

Daniel Adams

Dave Roberts

(Goodwin Procter LLP)

Albert Behler

Ermelinda Berberi

Gage Johnson

(Paramount Group, Inc.)